AURYN RESOURCES INC.

ANNUAL INFORMATION FORM

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2015

DATED AS OF APRIL 28, 2016

600 – 1199 WEST HASTINGS STREET
VANCOUVER, BRITISH COLUMBIA
V6E 3T5

TABLES

TABLE 1-1	Recovery Gold Results	32
TABLE 1-2	Committee Bay Project 2015 Mineral Resources	33
TABLE 1-3	Committee Bay Project 2015 High Grade Subset Mineral Resources	34
TABLE 1-4	Proposed Regional Exploration Program Budget – Phase 1	35
TABLE 1-5	Proposed Regional Exploration Program Budget – Phase 2	36
TABLE 1-6	Three Bluffs Expansion Program Budget	37

FIGURES

FIGURE 1	Regional Exploration Target Areas	21
FIGURE 2	Expiration of Claims and Licenses	21
FIGURE 3	Prospectivity of the Southwest third of the belt overlaid with the till sampling locations and 2015 drill target areas	27

PRELIMINARY NOTES

In this Annual Information Form (the “AIF”) Auryn Resources Inc. is referred to as the “Company” or “Auryn”. All information in this AIF is at April 28, 2016, unless otherwise indicated.

All dollar amounts are expressed in Canadian dollars unless otherwise indicated.

Common shares of the Company are referred to as “Common Shares”, the “Shares” or “Auryn Shares”.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Auryn cautions readers regarding forward-looking statements found in this document and in any other statement made by, or on the behalf of the Company. Such statements may constitute “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information involves statements that are not based on historical information but rather relate to future operations, strategies, financial results or other developments. Forward-looking information is necessarily based upon estimates and assumptions, which are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond Auryn’s control and many of which, regarding future business decisions, are subject to change. These uncertainties and contingencies can affect actual results and could cause actual results to differ materially from those expressed in any forward-looking statements made by or on the Company’s behalf. Although Auryn has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. All factors should be considered carefully and readers should not place undue reliance on Auryn’s forward-looking information. Examples of such forward-looking information within this AIF include statements relating to: the future price of minerals, future capital expenditures, success of exploration activities, mining or processing issues, government regulation of mining operations and environmental risks. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “expects”, “estimates”, “anticipates”, or variations of such words and phrases (including negative and grammatical variations) or statements that certain actions, events or results “may”, “could”, “might” or “occur”. Forward-looking information is made based on management’s beliefs, estimates and opinions and are given only as of the date of this AIF. The Company undertakes no obligation to update forward-looking information if these beliefs, estimates and opinions or other circumstances should change, except as may be required by applicable law.

Forward-looking information reflects Auryn’s current views with respect to expectations, beliefs, assumptions, estimates and forecasts about the Company’s business and the industry and markets in which the Company operates. Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and assumptions, which are difficult to predict. Assumptions underlying the Company’s expectations regarding forward-looking statements or information contained in this AIF include, among others, the Company’s ability to comply with applicable governmental regulations and standards, the Company’s success in implementing its strategies, achieving the Company’s business objectives, the Company’s ability to raise sufficient funds from equity financings in the future to support its operations, and general business and economic conditions. The foregoing list of assumptions is not exhaustive.

Persons reading this AIF are cautioned that forward-looking statements are only predictions, and that the Company’s actual future results or performance are subject to certain risks and uncertainties including:

•	risks related to the Company’s mineral properties being subject to prior unregistered agreements, transfers or claims and other defects in title;

•	risks related to the Company’s history of losses, which may continue in the future;

•

risks related to increased competition and uncertainty related to additional financing that could adversely affect the Company’s ability to attract necessary capital funding or obtain suitable properties for mineral exploration in the future;

•	risks related to the Company’s officers and directors becoming associated with other natural resource companies, which may give rise to conflicts of interest;

•	uncertainty and volatility related to stock market prices and conditions;

•	further equity financing(s), which may substantially dilute the interests of the Company’s shareholders;

•	dependence on general economic, market or business conditions;

•	changes in business strategies;

•	changes in laws and regulations; and

•	other factors described under the heading “Risk Factors” in this AIF.

RESOURCE CATEGORY (CLASSIFICATION) DEFINITIONS

The discussion of mineral deposit classifications in this AIF adheres to the mineral resource and mineral reserve definitions and classification criteria developed by the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") 2005. Estimated mineral resources fall into two broad categories dependent on whether the economic viability of them has been established and these are namely "resources" (potential for economic viability) and ore "reserves" (viable economic production is feasible). Resources are subdivided into categories depending on the confidence level of the estimate based on level of detail of sampling and geological understanding of the deposit. The categories, from lowest confidence to highest confidence, are inferred mineral resource, indicated mineral resource and measured mineral resource. Reserves are similarly sub-divided by order of confidence into probable (lowest) and proven (highest). The Company at this time has not classified any of its mineral deposits as Mineral Reserves. These classifications can be more particularly described as follows:

A "Mineral Resource" is a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.

An "Inferred Mineral Resource" is that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. It has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

An "Indicated Mineral Resource" is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of modifying factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation. It has a lower level of confidence than that applying to a Measured Mineral Resource and may only be converted to a Probable Mineral Reserve.

A "Measured Mineral Resource" is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of modifying factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation. It has a higher level of confidence than that applying to either an Indicated Mineral Resource or an Inferred Mineral Resource. It may be converted to a Proven Mineral Reserve or to a Probable Mineral Reserve.

A "Mineral Reserve" is the economically mineable part of a Measured and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at Pre-Feasibility or Feasibility level as appropriate that include application of modifying factors, which are considerations used to convert Mineral Resources to Mineral Reserves and include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified. The reference point at which Mineral Reserves are defined, usually the point where the ore is delivered to the processing plant, must be stated. It is important that, in all situations where the reference point is different, such as for a saleable product, a clarifying statement is included to ensure that the reader is fully informed as to what is being reported. The public disclosure of a Mineral Reserve must be demonstrated by a Pre-Feasibility Study or Feasibility Study.

A "Probable Mineral Reserve" is the economically mineable part of an Indicated, and in some circumstances, a Measured Mineral Resource. The confidence in the modifying factors applying to a Probable Mineral Reserve is lower than that applying to a Proven Mineral Reserve.

A "Proven Mineral Reserve" is the economically mineable part of a Measured Mineral Resource. A Proven Mineral Reserve implies a high degree of confidence in the modifying factors.

CORPORATE STRUCTURE

Name, Address and Incorporation

Auryn was incorporated under the name “Georgetown Capital Corp.” under the Business Corporations Act (British Columbia) on June 9, 2008. The Company was a Capital Pool Company under the policies of the TSX Venture Exchange (the “TSXV”). Auryn completed a qualifying transaction with Full Metal Minerals USA Inc. in February 2011. On October 15, 2013, the Company changed its name to “Auryn Resources Inc.” Auryn’s registered and records office is located at 1500 Royal Centre, 1055 West Georgia Street, P.O. Box 11117, Vancouver, British Columbia, V6E 4N7. Auryn’s head office is located at Suite 600-1199 West Hastings Street, Vancouver, British Columbia, V6E 3T5. Auryn is a reporting issuer in the provinces of British Columbia and Alberta. Auryn is listed on the TSXV as a Tier 2 mining issuer, and its shares trade under the symbol AUG.V.

Inter-corporate Relationships

Auryn has the following wholly owned subsidiaries:

Subsidiary	Place of incorporation	Interest
North Country Gold Corp.	Alberta, Canada	100%
CBR Australia Holdings Inc. (inactive)	Alberta, Canada	100%
Committee Bay North Ltd.	Northwest Territories, Canada	100%
Akkese Madencilik Sanayi Ve Ticaret (inactive)	Turkey	100%

Intercompany relationships are described as follows:

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

Private Placements

On November 8, 2013, Auryn completed a non-brokered private placement for gross proceeds of $2,196,500. The placement consisted of 4,393,000 common shares of Auryn (“Common Shares”) at a price of $0.50 per Common Share. Related to this share issuance, Auryn incurred costs in the amount of $31,503, which included cash commission of $16,000 and other legal and regulatory costs of $14,703.

On February 17, 2014, Auryn completed a non-brokered private placement for gross proceeds of $575,000. The placement consisted of 1,150,000 Common Shares at a price of $0.50 per Common Share. In relation to this issuance, Auryn incurred cash costs in the amount of $5,771.

On December 11, 2014, Auryn completed a non-brokered private placement for gross proceeds of $7,313,000. The placement consisted of 11,251,230 Common Shares at a price of $0.65 per Common Share. In relation to this issuance, Auryn incurred cash costs in the amount of $96,423.

On September 16, 2015, Auryn completed a non-brokered private placement for gross proceeds of $5,802,000. The placement consisted of 4,835,000 units at a price of $1.20 per unit. Each unit consisted of one Common Share and one common share purchase warrant. Each common share purchase warrant is exercisable into a Common Share of the Company at a price of $1.70 per Common Share for a period of 24 months. Related to this share issuance, Auryn incurred costs in the amount of $163,820, which included a cash commission of $119,520 and other legal and regulatory costs of $44,300.

April 2016 Prospectus Offering

On April 11, 2016, the Company announced a short form prospectus offering of up to 3,726,708 Common Shares at an offering price of $1.40 per share and up to 4,115,391 flow-through common shares (“Flow-Through Shares”) at an offering price of $1.89 per share, for gross proceeds of $12,995,480.19 (the “Offering”). In connection with the Offering, the Company granted to the underwriters under the Offering an over-allotment option (the “Over-Allotment Option”) which, if exercised in full, would result in the issuance of an additional 559,006 Common Shares and 617,309 Flow-Through Shares and aggregate gross proceeds of $14,944,802.22.

The proceeds received by the Company from the sale of the Flow-Through Shares will be used to incur Canadian exploration expenditures that are “flow-through mining expenditures” (as such terms are defined in the Income Tax Act (Canada)) on the Company’s mineral concessions, which will be renounced to the subscribers with an effective date no later than December 31, 2016, in the aggregate amount of not less than the total amount of the gross proceeds raised from the issue of Flow-Through Shares. The proceeds received by the Company from the sale of the Common Shares will be used by the Company for general corporate and working capital purposes.

Under the Offering, the Underwriters will receive a total cash commission equal to 6% of the gross proceeds raised, being $896,688.13, and 541,104 broker warrants (the “Broker Warrants”), in each case assuming the full exercise of the Over-Allotment Option. The Broker Warrants entitle the Underwriters to purchase, within 24 months after closing of the Offering, Common Shares at C$1.40 per share. The Offering is expected to close on or about May 3, 2016.

Joint Exploration Agreement with North Country

On March 16, 2015, Auryn entered into the Joint Exploration Agreement with North Country Gold Corp. (“North Country”) whereby Auryn was able to earn a 51% interest in the Committee Bay Gold Project (the “Committee Bay Project”) in Nunavut, Canada (the “NC Option”). As a condition of the Joint Exploration Agreement, Auryn purchased 10,000,000 North Country common shares at a price of $0.05 per share for a total cost of $500,000. Under the terms of the NC Option; Auryn was required to complete $6,000,000 in exploration expenditures within a 30-month period with $500,000 committed within the first 12 months. If Auryn elected to exercise the NC Option, the two parties would then form a customary joint venture to advance the project.

Change of Year-End

Effective June 4, 2015, the Company changed its financial year-end from June 30 to December 31 for years commencing on or after July 1, 2015.

Acquisition of North Country Gold Corp.

On September 25, 2015 pursuant to a plan of arrangement (“Arrangement”), the Company completed the acquisition of 100% of the issued and outstanding shares of North Country by issuing a total of 13,838,894 Common Shares. North Country was an exploration company focused on the discovery of precious metals in Northern Canada. Prior to the Arrangement, the Company and North Country were party to a joint exploration agreement where Auryn was to earn a 51% interest in the Committee Bay Project as described above; the completion of the acquisition resulted in Auryn owning 100% of the Committee Bay Project. The Committee Bay Project is the Company’s material property and focus of its resources, as more fully described under the heading “Committee Bay Project”.

Pursuant to the Arrangement, each outstanding share of North Country was exchanged for 0.1 of a Common Share of Auryn. For this transaction the Company issued a total of 13,838,894 Common Shares from treasury with a fair value of $1.22 per Common Share and 840,000 replacement options with a weighted average fair value of $0.61 per option. The fair value of the Common Shares was determined using the last closing market price of the Company’s shares on the day of the acquisition.

The North Country acquisition was accounted for as an asset acquisition and transaction costs associated with the acquisition totalling $161,383 are capitalized and included in the cost of the net assets acquired. North Country’s operations have been included in the Company’s results of operations from the acquisition date.

The allocation of purchase price, based on management’s estimate of the relative fair value of assets acquired and liabilities assumed is as follows:

Total purchase price:
Fair value of common shares issued for acquisition	$16,883,451
Fair value of investment in shares of North Country	1,200,000
Fair value of stock options issued on acquisition	133,541
Transaction costs associated with the acquisition	161,383
Total purchase price to allocate	$18,378,375

Cost of assets acquired and liabilities assumed:
Cash and cash equivalents	$138,249
Amounts receivable and prepaid expenses	666,298
Equipment	1,858,001
Mineral properties	17,999,192
Accounts payable and accrued liabilities	(1,189,492)
Asset retirement obligation	(1,093,873)
$18,378,375

The fair value of stock options issued to North Country’s employees and others providing similar services on acquisition has been estimated using the Black-Scholes option valuation model with the following assumptions:

Risk-free interest rate	0.81%
Expected dividend yield	nil
Stock price volatility	104%
Expected life (in years - weighted average)	0.54

The fair value of the Company’s investment in North Country shares prior to the Arrangement was determined based on the closing share price for North Country on the TSXV immediately prior to the acquisition.

The Company considers this a “significant acquisition” pursuant to Part 8 of National Instrument 51-102 - Continuous Disclosure Obligations and filed a Business Acquisition Report on Form 51-102F4 dated November 5, 2015 in connection with its acquisition of North Country.

Peru Land Position

On February 22, 2016, the Company announced that it had beneficially staked 66,000 hectares of mineral claims in Peru. In addition, the Company disclosed that it is in advanced negotiations with certain Peruvian parties to option target licenses within this greater land position. Including discretionary spending, the total committed and planned exploration costs to Auryn are estimated to be $1,500,000 which will be funded from existing working capital.

BUSINESS DESCRIPTION

General

Auryn is a junior exploration company focused on the acquisition and exploration of mineral resource properties. The Company has one material mineral property, the Committee Bay Project, a gold exploration property in Nunavut, Canada.

As at December 31, 2015 the Company had approximately 10 full-time employees at its office in Vancouver, Canada.

As announced on February 22, 2016, the Company had acquired 66,000 hectares of early stage exploration ground in Peru. As of the date of this AIF, the Company is in advanced negotiations with certain Peruvian parties to option other target licenses within the larger staked land position and once fully assembled will form the Auryn Peru exploration project (“Peru Project”).The Company anticipates that total commitments for the Peru Project, including the options still in negotiation, will be less than $500,000 within the first 12 months and can be funded entirely out of the Company’s current working capital. Including discretionary spending, the total investment into the Peru Project is estimated to be $1,500,000 which will be funded from existing working capital.

The Company has not yet determined whether its mineral property interests contain economically recoverable mineral reserves. The Company's continuing operations and the underlying value of the Company’s mineral property interests are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration of its mineral property interests, obtaining the necessary mining permits, and on future profitable production or the proceeds from the disposition of the exploration and evaluation assets.

Risk Factors

An investment in securities of Auryn involves significant risks, which should be carefully considered by prospective investors before purchasing such securities. Management of Auryn considers the following risks to be most significant for potential investors in Auryn, but such risks do not necessarily comprise all those associated with an investment in Auryn. Additional risks and uncertainties not currently known to management of Auryn may also have an adverse effect on Auryn’s business. If any of these risks actually occur, Auryn’s business, financial condition, capital resources, results of operations and/or future operations could be materially adversely affected.

In addition to the other information set forth elsewhere in this AIF, the following risk factors should be carefully considered when considering risks related to Auryn’s business.

Commodity Price Fluctuations and Cycles

Junior resource exploration is significantly linked to the outlook for commodities. When the price of commodities being explored declines investor interests subsides and capital markets become very difficult. The price of commodities varies on a daily basis and there is no proven methodology for determining future prices. Price volatility could have dramatic effects on the results of operations and the ability of Auryn to execute its business plan. The mining business is subject to mineral price cycles. The marketability of minerals and mineral concentrates is also affected by worldwide economic cycles. Fluctuations in supply and demand in various regions throughout the world are common. In recent years, mineral prices have fluctuated widely. Moreover, it is difficult to predict with any certainty future mineral prices. As Auryn’s business is in the exploration stage and as Auryn does not carry on production activities, its ability to fund ongoing exploration is affected by the availability of financing which is, in turn, affected by the strength of the economy and other general economic factors.

Gold prices specifically are historically subject to wide fluctuation and are influenced by a number of factors beyond the control or influence of the Company. Some factors that affect the price of gold include: industrial and jewellery demand; central bank lending or purchase or sales of gold bullion; forward or short sales of gold by producers and speculators; future level of gold productions; and rapid short-term changes in supply and demand due to speculative or hedging activities by producers, individuals or funds. Gold prices are also affected by macroeconomic factors including: confidence in the global monetary system; expectations of the future rate of inflation; the availability and attractiveness of alternative investment vehicles; the general level of interest rates; the strength of, and confidence in the U.S. dollar, the currency in which the price of gold is generally quoted, and other major currencies; global and regional political or economic events; and costs of production of other gold producing companies. All of the above factors can, through their interaction, affect the price of gold by increasing or decreasing the demand for or supply of gold.

Exploration Activities May Not be Successful

Exploration for, and development of, mineral properties involves significant financial risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. Major expenditures may be required to establish reserves by drilling, to complete a feasibility study and to construct mining and processing facilities at a site for extracting gold or other metals from ore. Auryn cannot ensure that its future exploration programs will result in profitable commercial mining operations.

Also, substantial expenses may be incurred on exploration projects that are subsequently abandoned due to poor exploration results or the inability to define reserves that can be mined economically. Development projects have no operating history upon which to base estimates of future cash flow. Estimates of proven and probable reserves and cash operating costs are, to a large extent, based upon detailed geological and engineering analysis. There have been no feasibility studies conducted in order to derive estimates of capital and operating costs including, among others, anticipated tonnage and grades of ore to be mined and processed, the configuration of the ore body, ground and mining conditions, expected recovery rates of the gold or copper from the ore, and anticipated environmental and regulatory compliance costs.

It is possible that actual costs and economic returns of future mining operations may differ materially from Auryn’s best estimates. It is not unusual in the mining industry for new mining operations to experience unexpected problems during the start-up phase and to require more capital than anticipated. These additional costs could have an adverse impact on Auryn’s future cash flows, earnings, results of operations and financial condition.

Exploration Stage Operations

The Company’s operations are subject to all of the risks normally incident to the exploration for and the development and operation of mineral properties. The Company has implemented safety and environmental measures designed to comply with or exceed government regulations and ensure safe, reliable and efficient operations in all phases of its operations. The Company maintains liability and property insurance, where reasonably available, in such amounts as it considers prudent. The Company may become subject to liability for hazards against which it cannot insure or which it may elect not to insure against because of high premium costs or other reasons.

The mineral exploration business is very speculative. All of the Company’s properties are at an early stage of exploration. Mineral exploration involves a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to avoid. Few properties that are explored are ultimately developed into producing mines. Unusual or unexpected formations, formation pressures, fires, power outages, labour disruptions, flooding, explosions, cave-ins, landslides and the inability to obtain adequate machinery, equipment and/or labour are some of the risks involved in mineral exploration activities. The Company has relied on and may continue to rely on consultants and others for mineral exploration expertise. Substantial expenditures are required to establish mineral reserves and resources through drilling, to develop metallurgical processes to extract the metal from the material processed and to develop the mining and processing facilities and infrastructure at any site chosen for mining. There can be no assurance that commercial or any quantities of ore will be discovered. There is also no assurance that even if commercial quantities of ore are discovered, that the properties will be brought into commercial production or that the funds required to exploit any mineral reserves and resources discovered by the Company will be obtained on a timely basis or at all. The commercial viability of a mineral deposit once discovered is also dependent on a number of factors, some of which are the particular attributes of the deposit, such as size, grade and proximity to infrastructure, as well as gold prices. Most of the above factors are beyond the control of the Company. There can be no assurance that the Company’s mineral exploration activities will be successful. In the event that such commercial viability is never attained, the Company may seek to transfer its property interests or otherwise realize value or may even be required to abandon its business and fail as a “going concern”.

Calculation of Reserves, Resources and Precious Metal Recoveries

There is a degree of uncertainty attributable to the calculation and estimates of mineral reserves and mineral resources and the corresponding metal grades to be mined and recovered. Until reserves or resources are actually mined and processed, the quantities of mineralization and metal grades must be considered as estimates only. Any material change in the quantity of mineral reserves, mineral resources, grades and recoveries may affect the economic viability of the Company's properties. To date, the Company has not established mineral reserves on any of its mineral properties.

Additional Funding Requirements

As Auryn’s business is in the exploration stage and as Auryn does not carry on production activities, it will require additional financing to continue its operations. Its ability to secure additional financing and fund ongoing exploration is affected by the strength of the economy and other general economic factors.

There can be no assurance that Auryn will be able to obtain adequate financing in the future, or that the terms of such financing will be favourable for further exploration and development of its projects. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration. Further, revenues, financings and profits, if any, will depend upon various factors, including the success, if any, of exploration programs and general market conditions for natural resources.

Specialized Skill and Knowledge

Various aspects of Auryn’s business require specialized skills and knowledge. Such skills and knowledge include the areas of permitting, geology, drilling, metallurgy, logistical planning and implementation of exploration programs as well as finance and accounting. Auryn’s management team and board of directors provide much of the specialized skill and knowledge. Auryn also retains outside consultants as additional specialized skills and knowledge are required. However, it is possible that delays and increased costs may be experienced by Auryn in locating and/or retaining skilled and knowledgeable employees and consultants in order to proceed with its planned exploration and development at its mineral properties.

Competitive Conditions

Auryn competes against other companies to identify suitable exploration properties. Competition in the mineral exploration business is intense, and there is a high degree of competition for desirable mineral leases, suitable prospects for drilling operations and necessary exploration equipment, as well as for access to funds. Auryn is competing with many other exploration companies possessing greater financial resources and technical facilities than that currently held by Auryn.

Environmental Protection

Auryn’s properties are subject to stringent laws and regulations governing environmental quality. Such laws and regulations can increase the cost of planning, designing, installing and operating facilities on our properties. However, it is anticipated that, absent the occurrence of an extraordinary event, compliance with existing laws and regulations governing the release of materials in the environment or otherwise relating to the protection of the environment, will not have a material effect upon Auryn’s current operations, capital expenditures, earnings or competitive position.

Property Commitments

Auryn’s mineral properties and/or interests may be subject to various land payments, royalties and/or work commitments. Failure by Auryn to meet its payment obligations or otherwise fulfill its commitments under these agreements could result in the loss of related property interests.

Political, Economic and Social Risks and Uncertainties

Auryn’s operations at the Committee Bay Project are located in Nunavut and, as such, its operations are exposed to various levels of political, economic and other risks and uncertainties. Risks and uncertainties of operating in Nunavut vary from time to time, but are not limited to a limited local workforce, poor infrastructure, a complex regulatory regime and harsh weather.

Environmental Regulatory Risks

Auryn’s operations are subject to environmental regulations promulgated by government agencies from time to time. Environmental legislation and regulation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain exploration industry operations, such as from tailings disposal areas, which would result in environmental pollution. A breach of such legislation may result in the imposition of fines and penalties. In addition, certain types of operations require the submission and approval of environmental impact assessments. Environmental legislation is evolving in a manner which means stricter standards, and enforcement, fines and penalties for non-compliance are more stringent. Future legislation and regulations could cause additional expenses, capital expenditures, restrictions, liabilities and delays in exploration of Auryn’s properties, the extent of which cannot be predicted. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations.

Changes in Government Regulation

Changes in Government regulations or the application thereof and the presence of unknown environmental hazards on Auryn’s mineral properties may result in significant unanticipated compliance and reclamation costs. Government regulations relating to mineral rights tenure, permission to disturb areas and the right to operate can adversely affect Auryn.

Auryn may not be able to obtain all necessary licenses and permits that may be required to carry out exploration at the Committee Bay Project. Obtaining the necessary governmental permits is a complex, time consuming and costly process. The duration and success of efforts to obtain permits are contingent upon many variables not within our control. Obtaining environmental permits may increase costs and cause delays depending on the nature of the activity to be permitted and the interpretation of applicable requirements implemented by the permitting authority. There can be no assurance that all necessary approvals and permits will be obtained and, if obtained, that the costs involved will not exceed those that we previously estimated. It is possible that the costs and delays associated with the compliance with such standards and regulations could become such that we would not proceed with the development or operation.

Properties May be Subject to Defects in Title

Auryn has investigated its rights to explore and exploit the Committee Bay Project and, to the best of its knowledge, its rights are in good standing. However, no assurance can be given that such rights will not be revoked, or significantly altered, to Auryn’s detriment. There can also be no assurance that Auryn’s rights will not be challenged or impugned by third parties.

Some Auryn’ mineral claims may overlap with other mineral claims owned by third parties which may be considered senior in title to the Auryn mineral claims. The junior claim is only invalid in the areas where it overlaps a senior claim. Auryn has not determined which, if any, of the Auryn mineral claims is junior to a mineral claim held by a third party.

Although Auryn is not aware of any existing title uncertainties with respect to the Committee Bay Project, there is no assurance that such uncertainties will not result in future losses or additional expenditures, which could have an adverse impact on Auryn’s future cash flows, earnings, results of operations and financial condition.

Key Personnel

Auryn’s senior officers are critical to its success. In the event of the departure of a senior officer, Auryn believes that it will be successful in attracting and retaining qualified successors but there can be no assurance of such success. Recruiting qualified personnel as Auryn grows is critical to its success. The number of persons skilled in the acquisition, exploration of mining properties is limited and competition for such persons is intense. As Auryn’s business activity grows, it will require additional key financial, administrative, mining and exploration personnel, and potentially additional operations staff. If Auryn is not successful in attracting and training qualified personnel, the efficiency of its operations could be affected, which could have an adverse impact on future cash flows, earnings, results of operations and the financial condition of Auryn.

Legal and Litigation Risks

All industries, including the exploration industry, are subject to legal claims, with and without merit. Defense and settlement costs of legal claims can be substantial, even with respect to claims that have no merit. Due to the inherent uncertainty of the litigation process, the resolution of any particular legal proceeding to which Auryn may become subject could have a material adverse effect on Auryn’s business, prospects, financial condition, and operating results. Defense and settlement of costs of legal claims can be substantial.

Risks Relating to Statutory and Regulatory Compliance

Auryn’s current and future operations, from exploration through development activities and commercial production, if any, are and will be governed by applicable laws and regulations governing mineral claims acquisition, prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Companies engaged in exploration activities and in the development and operation of mines and related facilities, generally experience increased costs and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits. Auryn has received all necessary permits for the exploration work it is presently conducting; however, there can be no assurance that all permits which Auryn may require for future exploration, construction of mining facilities and conduct of mining operations, if any, will be obtainable on reasonable terms or on a timely basis or at all, or that such laws and regulations would not have an adverse effect on any project which Auryn may undertake.

Failure to comply with applicable laws, regulations and permits may result in enforcement actions thereunder, including the forfeiture of claims, orders issued by regulatory or judicial authorities requiring operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or costly remedial actions. Auryn may be required to compensate those suffering loss or damage by reason of its mineral exploration activities and may have civil or criminal fines or penalties imposed for violations of such laws, regulations and permits. Auryn is not currently covered by any form of environmental liability insurance. See “Risk Factor - Insurance Risk”, below.

Existing and possible future laws, regulations and permits governing operations and activities of exploration companies, or more stringent implementation thereof, could have a material adverse impact on Auryn and cause increases in capital expenditures or require abandonment or delays in exploration.

Insurance Risk

Auryn is subject to a number of operational risks and may not be adequately insured for certain risks, including: accidents or spills, industrial and transportation accidents, which may involve hazardous materials, labour disputes, catastrophic accidents, fires, blockades or other acts of social activism, changes in the regulatory environment, impact of non-compliance with laws and regulations, natural phenomena such as inclement weather conditions, floods, earthquakes, ground movements, cave-ins, and encountering unusual or unexpected geological conditions and technological failure of exploration methods.

There is no assurance that the foregoing risks and hazards will not result in damage to, or destruction of, the properties of Auryn, personal injury or death, environmental damage or, regarding the exploration activities of Auryn, increased costs, monetary losses and potential legal liability and adverse governmental action, all of which could have an adverse impact on Auryn’s future cash flows, earnings, results of operations and financial condition. The payment of any such liabilities would reduce the funds available to Auryn. If Auryn is unable to fully fund the cost of remedying an environmental problem, it might be required to suspend operations or enter into costly interim compliance measures pending completion of a permanent remedy.

No assurance can be given that insurance to cover the risks to which Auryn’s activities are subject will be available at all or at commercially reasonable premiums. Auryn is not currently covered by any form of environmental liability insurance, since insurance against environmental risks (including liability for pollution) or other hazards resulting from exploration activities is unavailable or prohibitively expensive. This lack of environmental liability insurance coverage could have an adverse impact on Auryn’s future cash flows, earnings, results of operations and financial condition.

Limited Business History and No History of Earnings

Auryn has only recently commenced operations and has no history of operating earnings. The likelihood of success of Auryn must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the establishment of any business. Auryn has limited financial resources and there is no assurance that additional funding will be available to it for further operations or to fulfill its obligations under applicable agreements. There is no assurance that Auryn will ultimately generate revenues, operate profitably, or provide a return on investment, or that it will successfully implement its plans.

In addition, Auryn’s activities are focused primarily on the Committee Bay Project. Any adverse changes or developments affecting this project would have a material and adverse effect on Auryn’s business, financial condition, results of operations and prospects.

Claims by Investors Outside of Canada

Auryn is incorporated under the laws of British Columbia and its head office is located in Vancouver, British Columbia. The majority of Auryn’s directors and officers, and some of the experts named herein, are residents of Canada or otherwise reside outside of the United States, and all or a substantial portion of their assets, and a substantial portion of Auryn’s assets, are located outside of the United States. As a result, it may be difficult for investors in the United States or outside of Canada to bring an action against directors, officers or experts who are not resident in the United States. It may also be difficult for an investor to enforce a judgment obtained in a United States court or a court of another jurisdiction of residence predicated upon the civil liability provisions of United States federal securities laws or other laws of the United States or any state thereof or the equivalent laws of other jurisdictions outside of Canada against those persons or Auryn.

Changes in the Market Price of Common Shares may be Unrelated to Auryn’s Results of Operations and could have an Adverse Impact on Auryn

The Auryn Shares are listed on the TSXV. The price of Auryn Shares is likely to be significantly affected by short-term changes in the gold price or in its financial condition or results of operations as reflected in its quarterly earnings reports. Other factors unrelated to Auryn’s performance that may have an effect on the price of Auryn Shares and may adversely affect an investors’ ability to liquidate an investment and consequently an investor’s interest in acquiring a significant stake in Auryn include: a reduction in analytical coverage by investment banks with research capabilities; a drop in trading volume and general market interest in Auryn’s securities; a failure to meet the reporting and other obligations under relevant securities laws or imposed by applicable stock exchanges could result in a delisting of Auryn Shares and a substantial decline in the price of the Auryn Shares that persists for a significant period of time.

As a result of any of these factors, the market price of Auryn Shares at any given point in time may not accurately reflect their long-term value. Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. Auryn may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

Price Volatility of Publicly Traded Securities

In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market prices of securities of many companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that continuing fluctuations in price will not occur.

Future Sales May Affect the Market Price of the Auryn Shares

In order to finance future operations, Auryn may raise funds through the issuance of additional Common Shares or the issuance of debt instruments or other securities convertible into Common Shares. Auryn cannot predict the size of future issuances of Common Shares or the issuance of debt instruments or other securities convertible into Common Shares or the dilutive effect, if any, that future issuances and sales of Auryn’s securities will have on the market price of the Common Shares.

Reliability of Financial Statements

In the preparation of financial statements, management may need to rely upon assumptions, make estimates or use their best judgment in determining the financial condition of the Company. Significant accounting details are described in more detail in the notes to the Company's annual consolidated financial statements for the financial year ended December 31, 2015. In order to have a reasonable level of assurance that financial transactions are properly authorized, assets are safeguarded against unauthorized or improper use and transactions are properly recorded and reported, the Company has implemented and continues to analyze its internal control systems for financial reporting. Although the Company believes its financial reporting and financial statements are prepared with reasonable safeguards to ensure reliability, it cannot provide absolute assurance in that regard.

Dividend Policy

No dividends on the Common Shares have been paid by Auryn to date. Payment of any future dividends, if any, will be at the discretion of the Auryn Board of directors (the “Board”) after taking into account many factors, including Auryn's operating results, financial condition, and current and anticipated cash needs.

Potential Joint Ventures

Due to the cost of establishing and operating mining operations, Auryn may enter into joint ventures on one or more of its properties. Any failure of such joint venture partners to meet their obligations to Auryn or to third parties could have a material adverse effect on the joint ventures and Auryn as a result. In addition, Auryn may be unable to exert influence over strategic decisions made in respect of such properties or may be unable to satisfy its own obligations under such joint ventures which could result in dilution of Auryn’s interests in its properties.

No History of Earnings

The Company has no history of earnings and there is no assurance that its mineral properties will generate earnings, operate profitably or provide a return on investment in the near future. The Company has not paid dividends in the past and has no plans to pay dividends for the foreseeable future, if ever. Any future determination to pay dividends will be at the discretion of the board of directors and will depend upon the capital requirements of the Company, results of operations and such other factors as the board of directors considers relevant.

COMMITTEE BAY PROJECT

As at the date of this AIF, the Company’s principal mineral property is the Committee Bay Project, located in Nunavut, Canada.

Technical Report

The technical report titled “Technical Report on the Three Bluffs Project, Nunavut Territory, Canada” dated August 17, 2015 (the “Committee Bay Technical Report”) in respect of the Committee Bay Project was prepared by David W. Rennie, P.Eng. and Barry McDonough, P.Geo. of Roscoe Postle Associates Inc. (“RPA”), each an independent Qualified Person under National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). It is available for review under Auryn’s profile on SEDAR at www.sedar.com. The following section is a summary of the Committee Bay Technical Report and is qualified by reference to the Committee Bay Technical Report in its entirety. Readers are encouraged to review the Committee Bay Technical Report.

Recognized mining consultants RPA Inc. (“RPA”) was retained by Auryn to prepare the Committee Bay Technical Report. The Committee Bay Technical Report conforms to NI 43-101. RPA last visited the property on August 23 and 24, 2011.

Project Description, Location, Climate and Access

The Committee Bay Project is located in Nunavut, Canada. It includes 213,791 hectares situated along the Committee Bay Greenstone Belt (“CBGB”). The Committee Bay Project comprises one of a number of Archean aged greenstone belts occurring within the larger Western Churchill province of north-eastern Canada. The character and history of rock packages, and the timing and nature of mineralization occurring within the Committee Bay Project is considered to be equivalent to that of other significant gold bearing Archean greenstones within the Western Churchill Province, which hosts deposits such as Meadowbank and Meliadine.

The Committee Bay Project is one of five exploration targets along the 300 km long CBGB that includes the Four Hills-Cop, West Plains, Three Bluffs, Anuri, and Raven prospects. The Company’s subsidiary, North Country, holds a 100% interest in the majority of the mineral claims and mineral leases covering a total area of 213,791 hectares over these five targets. The properties are located in the eastern part of the Kitikmeot Region of Nunavut within National Topographic System (“NTS”) 1:250,000 scale map-areas 56J (Walker Lake), 56K (Laughland Lake), 56O (Arrowsmith River) and 56P (Ellice Hills).

The Committee Bay Project is located 430 km northwest of Rankin Inlet, Nunavut. Access to Rankin Inlet is achieved via regularly scheduled commercial flights (Canadian North and/or First Air) from Yellowknife, Northwest Territories; Winnipeg, Manitoba; and Ottawa, Ontario. Rankin Inlet and Baker Lake are serviced seasonally by barge and ship. The hamlets of Baker Lake, Repulse Bay, and Kugaaruk (Pelly Bay) are accessible by scheduled commercial flights.

At the Three Bluffs camp site, Hayes Camp, unprepared esker airstrips are accessible by Twin Otter fixed-wing aircraft on oversized tires from June through early September. Parts of the Hayes River area are accessible to float-equipped fixed-wing aircraft by late June. Fixedwing and helicopter charters may be arranged either from Rankin Inlet or from Yellowknife. In order to facilitate the mobilization of large quantities of equipment and supplies for exploration programs, a 5,000 ft airstrip (ice-strip) is constructed each spring on Sandspit Lake at Hayes Camp.

Site Infrastructure

There are four semi-permanent camps along the CBGB. At the time of RPA’s site inspection, only the Hayes Camp was operational and contained the following:

•	accommodations for up to 100 people;
•	two office tents;
•	core logging and cutting facilities;
•	a mechanical shop;
•	a camp dry;
•	a dry for diamond drill personnel;
•	kitchen and dining facilities;
•	water treatment system;
•	sewage treatment system;
•	diesel power generators;
•	communications system; and
•	an airstrip.

Land Tenure

Through its subsidiary North Country, the Company owns 57 mineral leases for a total area of 58,702 hectares and 137 mineral claims for a total area of 161,482 hectares (See Figure 1).

All of the Company’s mineral leases were legally surveyed and registered by Ollerhead and Associates of Yellowknife, NWT with the Mining Recorder’s and Surveyor General’s offices in Iqaluit, Nunavut. Annual lease payments amount to C$1.00 per acre (C$0.40 per ha).

Figure 1 - Regional Exploration Target Areas

Figure 2 - Expiration of Claims and Licences

Royalties

The Committee Bay Project is held 100% by the Company subject to a 1% Net Smelter Royalty (“NSR”), with certain portions subject to an additional 1.5% NSR. The 1.5% NSR is payable on only 7,596 hectares and can be purchased by the Company within two years commencement of commercial production for $2,000,000 for each one-third (0.5%) of the NSR.

Climate

The climate in the Committee Bay Project area is typical of the eastern arctic/sub-arctic, being cold in the winter (-20ºC to -45ºC) and mild in the summer (5ºC to 15ºC). Precipitation is moderate throughout the year, but drifting of snow in the winter can result in considerable localized accumulations, particularly on the sides of hills. Fog is often a problem near the coast and at higher elevations particularly during the late spring to early summer and the fall months. Snow covers most of the Committee Bay region until early June and most large lakes are icebound until about mid-July.

Physiography

The Committee Bay Project area lies within the Wager Plateau, which is an elevated region within the Precambrian Canadian Shield of Nunavut. The area lies well above the tree line and is thus characterized by typical tundra flora and fauna. This area has been modified by continental glaciation, and comprises numerous glacially sculpted hills, which rise above boulder fields, till moraines and sand plains. Elevation ranges from 200 masl to approximately 560 masl. Glacial erosional and depositional features indicate paleo-ice flow directions to the northnorthwest. Drainage is via the Hayes River. Rock exposure in the Three Bluffs region is generally about 10% to 20% as either rock outcrop or, more frequently, as felsenmeer. In a few places, rock exposure may reach up to 70%, however, there are also extensive areas in which rock exposure is minimal or nonexistent. Extensive felsenmeer is developed in most areas of rock exposure, forming large boulder fields that consist mainly of in-situ frost-heaved blocks.

History

Geological Survey of Canada

The Geological Survey of Canada (“GSC”) initially mapped the Laughland Lake - Ellice Hills area at a scale of 1:506,880 in 1961 and 1967. Detailed re-mapping (1:250,000) and airborne magnetic surveys were completed between 1972 and 1977. A geological reassessment of the mineral potential of Prince Albert group (PAg) rocks, within the parts of the Laughland Lake area that lie within the proposed Wager Bay National Park, was performed by the GSC in 1992. Between 1999 and 2002, the Geological Survey of Canada, through the Canada-Nunavut Geoscience Office, performed a multi-disciplinary study of the CBGB that included geological (bedrock) mapping (1:100,000 scale), Quaternary surficial mapping, regional till sampling, airborne magnetic surveying, and some rock sampling.

Historic Exploration

Prior to 1992, historical assessment reports indicate most exploration in the area was focused on the identification of base metals in PAg rocks after reconnaissance mapping by the GSC identified several serpentinized ultramafic intrusions within what was referred to as the “Precambrian metasedimentary belt”.

In 1970, King Resources Company (“KRC”) performed a base metal exploration program in the Laughland Lake (NTS 56K) and Ellice Hills (NTS 56P) areas. Reconnaissance geological mapping and sampling concentrated on the delineation of ultramafic bodies. Ground geophysical surveys followed the reconnaissance mapping to further delineate the ultramafic zones. The third phase of its exploration consisted of detailed geological mapping, detailed geophysical surveying, trenching, and sampling. From their fieldwork it was concluded that the Committee Bay Project area contained a distinctive linear metasedimentary belt into which ultramafic rocks had been intruded. It was further concluded that the ultramafic rocks contained the nickel content typically seen on other ultramafic orogenic belts worldwide. KRC concluded that the area was favourable for continued nickel exploration.

The Aquitaine Company of Canada (“Aquitaine”) conducted base metal exploration on its Har claims (NTS 56K), Heb claims (NTS 56J), and the now expired Prospecting Permits 231 to 234 (NTS 56J and 56K) in 1971. Aquitaine completed a 2,556 line-mile airborne electromagnetic and magnetic survey over the area. The survey resulted in the identification of 18 conducting zones, 47 isolated anomalies and several areas with good conductivity parameters coupled with coincident magnetic responders. Further ground geophysical and geological follow-up work over the anomalous zones was recommended.

Cominco Limited (“Cominco”) conducted reconnaissance and detailed geological mapping, ground geophysical surveys and sampling in the Hayes River area (NTS 56J) in 1970 and between 1974 and 1976. This work suggested the Hayes River area was underlain by predominantly granitic and paragneissic rocks with minor metavolcanics and small zones of komatiitic rocks. Cominco concluded that there was a limited potential on their properties for identifying large ultramafic bodies capable of carrying significant amounts of sulphides and did not recommended further work.

After the Federal Uranium Reconnaissance Program, Urangesellschaft Canada Ltd., discovered a number of radiometric anomalies in 1979, performed reconnaissance airborne radiometric surveys and follow-up prospecting for uranium within NTS 56K in the Laughland Lake area. These anomalies were found to have by caused by areas of elevated background radioactivity in gneissic and granitic rocks and were not considered significant. No other work was recommended.

During 1986, Wollex Exploration, a division of Comaplex Minerals Corp., performed reconnaissance geological mapping at 1:20,000 and 1:60,000 scales in a portion of the West Laughland Lake area (NTS 56K). A number of north-northwest-trending quartz veins were discovered that returned anomalous silver, lead, and zinc values. Other shear zones were found that carried anomalous gold and arsenic. One magnetite sample and 65 rock samples were collected but results were not encouraging enough to recommend further work.

Geological Setting, Mineralization and Deposit Types

Regional Geology

The Committee Bay area, situated in the Churchill Structural Province, is underlain by Archean and Proterozoic rocks and extensively covered by Quaternary glacial drift. It comprises three distinct Archean sub-domains (Prince Albert Group, Northern Migmatite, and Walker Lake Intrusive Complex).

The CBGB, which hosts the gold occurrences discussed in this report, is composed of Prince Albert Group rocks. These are bounded by the wide, northeast-striking Slave-Chantrey mylonite belt to the northwest and by the Amer and Wager Bay shear zones to the south. Two major fault systems, the northeast-striking Kellet fault and the northwest-striking Hayes River fault, intersect the central portion of the CBGB and cut the Prince Albert Group rocks. Gold occurrences in the CBGB appear to be spatially related to the major shear systems and their sub-structures indicating the potential for the re-mobilization of mineral-bearing fluids along these structures.

Metamorphic grade is variable and increases to the northeast. Upper greenschist to upper amphibolite facies rocks to the southwest increase to upper amphibolite to granulite facies to the northeast. Some evidence suggests that a possible retrograde metamorphic event may have been superimposed upon the initial regional metamorphism.

The regional strike of rock units in the West Laughland Lake area is, commonly, north but shows a degree of variability. Units, generally vertical dipping in much of the CBGB, have a more moderate to shallow dip at Four Hills. Rocks generally strike northeast from Four Hills east to Committee Bay. In the Hayes River area, the east-striking Walker Lake shear zone is the dominant structure. Dips in the Hayes River area are generally sub-vertical and there is evidence of flexural shear and silicification along lithological contacts between iron formation and talc-actinolite schist (metakomatiite). Rocks of the Curtis River area, about 120 km northeast of the Hayes River area, strike northeast and dip sub-vertically.

Local Geology

The iron formations that host the Three Bluffs, Antler, Hayes, and Ledge gold occurrences have unique lithological associations with their contact rocks and do not appear to be stratigraphically equivalent. Foliations in the PAg rocks indicate that Hayes grid is situated along the approximate long axis of a regional synform. The high metamorphic grade of the rocks has obliterated any textural or lithological indicators of stratigraphic orientation in the metasediments.

Property Geology

Three low, rounded, rusty outcrops, called West, Central, and East, comprise the Three Bluffs gold occurrence. Gold mineralization is hosted in gossanous, predominantly oxide, silicate, and sulphide facies iron formations. Iron formation thicknesses range from 25 m to 30 m at the West Bluff to 55 m at the Central Bluff. The Three Bluffs iron formation maintains a thickness of 10 m for a minimum strike length of 1.8 km and is at least 55 m thick for 700 m. The iron formations are poorly banded to massive with locally sheared, quartz-veined intervals of up to three metres near lithological contacts. Chlorite and epidote alteration indicates either lower amphibolite grade metamorphism (epidote-amphibolite facies) or the result of retrograde greenschist facies metamorphism associated with gold deposition. Local mineralization, composed of disseminated pyrite and pyrrhotite, can occupy up to 50% of the rock volume.

Mineralization

The majority of the gold mineralization throughout the CBGB is hosted in silicate-, oxide-, and/or sulphide facies, iron formation. Gold mineralization has also been identified in shear-hosted quartz veins in sediments and volcanics throughout the belt (Blakely and Rennie, 2008).

Pyrite and pyrrhotite are the most common sulphides and occur as fine-grained disseminations or irregular patches along quartz vein margins in iron formations and chlorite-epidote-amphibole alteration zones in mafic to ultramafic rocks, and as semi-massive bands parallel to bedding in both oxide and silicate facies iron formations.

Arsenopyrite occurs locally as disseminations, individual euhedral acicular crystals, semi-massive bands, and clots. At Three Bluffs, arsenopyrite occurs in sedimentary units adjacent to mineralized/altered iron formation. At the Raven occurrence, arsenopyrite has a strong association with gold mineralization where it occurs as fine to medium grained euhedral disseminations with tourmaline and quartz.

Chalcopyrite occurs mainly as disseminations associated with pyrite at Anuri and Three Bluffs but has been observed at other locations within the CBGB. Galena was observed south of Kinngalugjuaq Mountain in two localities, one of which was associated with silver mineralization. Sphalerite has been identified in several locations, most notably at the Burro occurrence when coarse black iron-rich sphalerite comprises up to 5% of an auriferous quartz vein. The presence of elevated base metals at Anuri also suggests the potential for a volcanogenic massive sulphide-type deposit.

Deposit Types

The primary deposit type of interest in the CBGB is gold within silicate-, oxide- and sulphide-iron formation. Work done by North Country and its predecessors, however, has identified that gold associated with quartz veins occurs in most localities and is present throughout the belt in anomalous concentrations in nearly all lithologies so there exists the possibility for shear zone-hosted deposits.

Elevated amounts of gold generally exist in arsenopyrite-, pyrite-, and pyrrhotite-bearing iron formations, metavolcanics and metasedimentary rocks. Despite gold occurrences across the belt displaying macroscopic differences in geology and mineralogy, one or more of these sulphides minerals, in varying proportions, accompanies silicification and chloritization in samples that have high amounts for gold mineralization. The most important, common, characteristic appears to be silicification.

Exploration

Exploration has been conducted at Committee Bay by various parties sporadically since 1992. Exploration ramped up considerable commencing in 2010 after North Country took control of the project.

2010 Exploration

Exploration activity conducted by North Country in 2010 comprised additional diamond drilling, the completion of a Titan 24 Induced Polarization (IP) survey over Three Bluffs and along strike to the southwest, and a concurrent field-based prospecting and assessment of the Company’s regional mineral properties.

A total of 901 rock samples were collected from regional properties along the CBGB including 99 from IOLs. Sampling was focused on areas that required assessment work or had historic results for gold and/or other pathfinder elements.

2011 Exploration

Exploration activities completed in 2011 comprised reverse circulation (RC) drilling and additional diamond drilling at Three Bluffs, a ground magnetic survey, and field based prospecting and assessment of North Country’s regional properties.

A ground magnetic geophysical survey, totalling 64.31 line-km, was completed in June 2011, approximately four kilometres west of Three Bluffs across claims FWL5 and FWL6 and NCG Lease 4910 (BLUFF 1). The survey comprised 39 grid lines, spaced at 60 m, and one tie- line and tested the on-strike of Three Bluffs stratigraphy.

Results indicate that linear “magnetic highs” extend the Walker Lake trend to the west. The magnetic highs were interpreted by North Country to represent iron formation stratigraphy. Greywacke, and lesser tonalite, stratigraphy were interpreted by North Country to be reflected in magnetic lows. Another linear anomaly was identified between claims FWL 5 and FWL 6 and may represent additional iron formation stratigraphy.

During the 2011 field program 921 rock samples were collected. Exploration focused on following up on prior results of interest and investigating ground that had not been previously tested. A total of 21 samples returned values greater than 0.50 g/t Au.

2012 Exploration

In 2012, exploration included diamond drilling on the down-dip extensions of the Three Bluffs mineralized zones.

2015 Exploration

The focus of the 2015 summer program was to bring an innovative exploration approach to the Arctic with the goal of maximizing operational efficiencies to reduce the cost of drilling and regional exploration work. The exploration program was comprised of 3,000 metres of rotary air blast (“RAB”) drilling utilizing a light weight mobile drill, drone aerial imagery acquisition at 10 cm resolution across the entire project area, 60 line km of IP geophysics, structural mapping, and a till sampling program utilizing bulk cyanide leach methodology.

On July 8th, 2015, the Company released the results of its prospectively analysis on the southwest third of the Committee Bay belt. The analysis combined the historical geological, geophysical, and geochemical data from the Committee Bay Project and resulted in the identification of several target areas, which became the focus of the 2015 summer program (see Figure 2).

Figure 3
Prospectivity of the Southwest third of the belt overlaid with the till sampling locations and 2015 drill target areas

On October 26, 2015, the Company released the results from its till sampling program identifying a total of 5 new significant anomalies that range from between 1 km to 10 km in length. Importantly, three of these anomalies constitute a newly recognized corridor of elevated gold in tills that extends for over 20 km. The targets identified have seen little to no historical work on them and demonstrate the very prospective nature of the bedrock beneath the till that covers 95% of the 300km belt. Collectively these till anomalies will become the focus for continued exploration within the southwest region of the Committee Bay belt.

Exploration Potential

The Three Bluffs deposit is open along strike and at depth and warrants significant follow-up drilling for resource expansion. Primary targets for exploration occur where highly resistive zones identified in the 2010 Quantec Titan IP survey are spatially coincident with highly magnetic units identified in both ground and aerial magnetic geophysical surveys. These targets are thought to represent silica flooding into Banded Iron Formations as is observed within drill core within the Three Bluffs deposit.

The remainder of the CBGB also has exploration potential. Previous drill programs, which have tested surficial anomalies at depth, have returned results of interest that warrant follow- up.

Numerous gold-in-till and boulder train anomalies occur throughout the CBGB that merit closer examination by additional field mapping, detailed geophysics, and diamond drilling. Other exploration potential exists within portions of the CBGB that have laterally extensive till and glacio-fluvial outwash cover with little or no bedrock exposure. These areas have not been investigated to date and could be tested by airborne geophysics and exploratory drilling.

Drilling

The following are descriptions of t h e drilling completed at the Committee Bay Project by North Country and its predecessors.

2003 Drilling

In 2003, a total of six holes totalling 694 m were completed at Three Bluffs and an additional nine holes (786 m) were drilled on other prospects for a total of 1,480 m. Drill hole collars, including the historic 1994 to 1996 holes, were surveyed using a total station GPS system. Down hole dips were measured at 30 m intervals using a Roto-dip mechanism.

The first three holes at Three Bluffs, which were drilled in the area of previous drilling, tested the extent and possible rake of known high-grade gold mineralization that had been identified at surface in prior drilling. The intent of the remaining three drill holes was to test the strike extent of gold mineralization and iron formation beyond (east of) a broad fold flexure approaching a large intrusive body mapped grid east/northeast of the Three Bluffs occurrence. Significant sulphide iron formation and greywacke were intersected in all six holes (Blakley and Rennie, 2008).

2004 Drilling

In 2004, the drilling was carried out by Connors in two programs using three different drills. The drilling totalled 5,355 m in 31 holes at Three Bluffs (6,781m in 47 holes overall). Drill hole collars were located on the ground using differential GPS and downhole surveying was done with EZ-Shot or Maxibor instruments. Oriented core was marked to help interpret the true orientation of the quartz veins and foliations. The drilling successfully extended the mineralization along strike and to depth (Blakley and Rennie, 2008).

2005 Drilling

In 2005, a program of 2,619 m of drilling in seven holes was conducted at the Three Bluffs Project to explore the down-dip potential of the zones (Blakley and Rennie, 2008). An additional 643 m were drilled at Anuri in three drill holes.

2006 Drilling

There was no diamond drilling conducted at Three Bluffs but 3,503 m were drilled at Anuri and West Plains in 2006.

2007 Drilling

Drilling in 2007 totalled 5,669 m of which 4,546 m were drilled in 28 holes at Three Bluffs and 1,123 m were cored in nine holes at the Inuk prospect, located approximately 147 km northeast of Three Bluffs. Drilling at Three Bluffs was intended to upgrade the classification of estimated resources while Inuk was targeted to follow up on previously encountered high- grade intercepts and expand the zone of known mineralization.

The 2007 program at Three Bluffs confirmed the continuity of mineralization in the limbs for the anticlinal structure and in the high-grade hinge zone. The 2007 results were incorporated in the 2008 revised Mineral Resource estimate.

Gold mineralization at Inuk occurs as high-grade, sulphide-bearing silicified zones hosted within a low-grade envelop of mineralization contained within a folded iron formation that can be up to 60 m thick in the hinge of the fold. Mineralization in this hinge was confirmed by the 2007 program with an intersection of 13.56 g/t Au over 5.44 m. Another intersection of 11.18 g/t Au over 11.0 m was encountered on the north limb of the Inuk fold structure (Turner, 2010).

2008 Drilling

Drilling in 2008 was done by Refined Energy based in Edmonton, Alberta and focused on the stratigraphy west end of Three Bluffs and on regional anomalies east and northeast of Three Bluffs. Sixteen holes were cored for a total of 2,678 m. Seven holes were drilled at Three Bluffs for an aggregated depth of 1,286 m including one hole drilled immediately to the north on the Ledge iron formation unit (160 m). An additional eight holes tested along strike of Three Bluffs and were drilled to an aggregated depth of 1,228 m. These include five “Bluff Regional” holes, drilled along strike to the east, one of which was lost before intersecting its intended target, and three at the BLUFF 7 prospect to the northeast.

Three of the holes at Three Bluffs were intended to test an anomalous gold intersection that was encountered in 2003. The intersection, within altered dacite with quartz veining north of the Three Bluffs iron formation, ran 11.4 g/t Au over 3.2 m. No gold was intersected in the dacite but the holes were extended into the iron formation and anomalous gold was encountered. The remaining four holes tested on-strike stratigraphy to the west of Three Bluffs. Anomalous gold, 13.97 g/t Au over 23.53 m, was intersected 400 m west of the previous drill limit in hole 08TB077. Additional mineralization was observed in drill holes 08TB075 (2.46 g/t Au over 15.36 m) and 08TB076 (1.39 g/t Au over 4.22 m). The one hole into the Ledge iron formation did not intersect any significant mineralization or alteration.

Along strike to the east, four geophysical anomalies were tested with five holes. One hole was lost in overburden and the remaining four did not intersect any significant mineralization.

Three holes were cored 13 km to the northeast of Three Bluffs on the BLUFF 7 prospect. One hole, 08BL001 intersected 4.00 g/t Au over 3.60 m in highly altered and mineralized iron formation.

2010 Drilling

In 2010, a total of 54 NQ (47.6 mm diameter) holes were cored for an aggregated depth of 5,749 m. The shallow, structurally thickened portion of the hinge zone of Three Bluffs was tested by 15 holes that intersected variable widths of structurally disturbed silica, and locally sericite altered, sulphidized iron formation with associated gold mineralization.

Another 16 holes were drilled along a 500 m corridor immediately west of the Three Bluffs resource area. This drilling identified gold mineralization associated with either altered, sulphidized iron formation or altered, sulphidized, and crenulated greywacke.

Seventeen holes were drilled at Antler as a series of two hole set-ups on 60 m spaced sections. Sixteen of the 17 holes intersected variable widths and tenor of gold mineralization associated with altered iron formation, greywacke, and felsic volcanics. A mechanical failure of the drill caused the abandonment of one hole.

Four holes, completed as two two-hole fences 120 m apart, were drilled 1.5 km west of Antler (four kilometres west of Three Bluffs) in the Hayes area where a high-grade surface sample had been found. Two of the four holes intersected mineralized iron formation while the other holes intersected localized late-stage pegmatite dykes that crossed the mineralized trend at a shallow angle.

2011 Drilling

A total of 187 holes were drilled at Three Bluffs for 28,640 m in aggregate depth. The drilling comprised 10,148 m in 95 RC holes totalling 10,148 m and 18,496 m in 92 NQ diameter diamond drill holes.

Drilling concentrated on resource delineation along the main Walker Lake trend from Three Bluffs in the west to Hayes to the east. Drilling was carried out near existing holes that had returned high-grade results in an effort to expand the resource. Two additional deep holes (greater than 300 m in depth) were drilled to test grade at depth and to target potential high- grade “shoots”. An additional two diamond drill holes and 55 RC holes were drilled to the north and south to test stratigraphy and magnetic anomalies. The data from the RC drilling was not used in the estimation of Mineral Resources.

A four hole drill program was carried out on the West Plains prospect late in the 2011 field season totalling an aggregate depth of 426 m. These holes were drilled to examine stratigraphy and to potentially define the geometry of plunging mineralized shoots. Results were inconclusive.

Sixteen NQ-size diamond drill holes totalling 7.005.7 m were completed on the down-dip projection of the principal zones.

At Three Bluffs, drill hole collars are most commonly oriented at -45°, range from -41° to -73.5°, and average -54°. Drill holes intersect the vertically dipping mineralized bodies at an oblique angle so that true thicknesses average about 40% less than the downhole intersection lengths.

2015 Track-mounted RAB Drilling

The 2015 drill program conducted throughout July and August 2015 consisted of 3,020 meters of RAB across 32 holes and was designed to 1) test the efficacy of a track-mounted RAB drill in the arctic environment; 2) test a number structurally identified targets in the vicinity of the West Plains discovery; and 3) test a conceptual targets areas at Cop / Four Hills.

The drilling highlights from the West Plains target include 16.76m of 10.36g/t (including 12.19m of 13.89g/t) and 28.96m of 1.41g/t (15WPPR001) and 27.43m @ 2.97g/t (including 10.67m of 5.45g/t) (15WPPR027). Drill hole 15WPPR001 was designed as an infill hole offsetting previously reported historical diamond drill result of 8.73m of 14.76g/t and 8m of 13.14g/t. Importantly, the RAB drilling results compared favourably to the diamond drill results with no significant variations on grade or length of intercept. Drill hole 15WPPR027 was designed as a 50m step out hole to the southwest of the known mineralization to establish its orientation. The resultant intercept of 27.43m of 2.97g/t (including 10.67m of 5.45g/t) demonstrates that the high-grade mineralization has a sub-vertical plunge and is open at depth.

Additional drill results from the West Plains structure include 24.38m of 0.64g/t (15WPPR015), 10.67m @ 1.26g/t (15WPPR023), and 7.62m of 0.51g/t (15WPPR020). Collectively, these results show that the West Plains shear zone is gold bearing over a 1.8 km of its 6 km total strike length imaged in the 2015 Inversed Polarization (IP) survey. The West Plains shear zone is considered to be underexplored and highly prospective as a host for additional gold mineralization.

Quality Assurance/Quality Control

Quality Assurance/Quality Control (“QA/QC) protocols, including the duplicate assaying of coarse rejects, and the insertion of blanks and certified reference materials (“CRMs”) into the drill core assay sample stream were established in 2003 and continued with updates and refinements through the 2012 drilling program. RPA notes that blanks and external CRMs were not inserted into rock grab or till sample streams.

Sample Preparation, Analysis and Data Verification

The logging, sampling, assaying, QA/QC, and chain of custody protocols for these programs followed the written protocols that had been established since 2004. Protocols are updated annually and the Company’s manual is posted in the logging facility. A core handling and sampling followed an established workflow

In the Committee Bay Technical Report, RPA notes that one specific gravity (SG) measurement was taken for each 10 ft. (3.05 m) interval and controlled by changes in lithology or significant changes in alteration and oxidation. These measurements are taken using the “water immersion method” where the dry weight of an intact specimen is recorded along with its weight while it is fully immersed in water. The density is estimated from the ratio of the difference between the dry and submerged weight compared with the dry weight. The rock mass at Three Bluffs is not overly porous, so no sealing of the specimen is deemed necessary (Blakley and Rennie, 2008).

RPA noted that the primary assay laboratory was changed in mid-2010 from TSL Laboratories (“TSL”) to ALS Laboratory Group (“ALS”) because ALS returned results more quickly. TSL was retained as the secondary check laboratory. The ALS sample preparation facility used was in Yellowknife, Northwest Territories.

For a period in 2011 considerable delays were experienced obtaining results from ALS so samples were routed to Activation Laboratories (ActLabs) in Dryden, Ontario for preparation and later shipped to Thunder Bay, Ontario for analysis. This change was short-lived due to ActLabs’ inability to maintain their assay turn-around time and QA/QC issues. Samples eventually were routed back to ALS.

In RPA’s opinion the logging, sampling, assaying, and chain of custody protocols practiced by North Country meets or exceeds industry standards. The drill programs have been configured and carried out in a manner that is appropriate for the geometry of the deposit. Drill holes are oriented perpendicular to strike and aimed to intersect the zones at an angle generally greater than 45°. As such, the samples should be representative of the deposit as it is presently known, and suitable for use in Mineral Resource estimation.

Mineral Processing and Metallurgical Testing

2003 Testing

Dawson Metallurgical Laboratories, Inc. of Salt Lake City, Utah, was commissioned in 2003 to conduct metallurgical tests on Three Bluffs mineralized material. Twelve drill core samples, eight high-grade and four low-grade, totalling approximately 20 kg were used. The resulting test specimens ranged in grade from 4.5 g/t Au to 5.6 g/t Au and testwork consisted of:

•	Direct cyanide leach;
•	Carbon-in-leach (CIL) cyanide leach of whole ore;
•	Diagnostic sequence of amalgamation, magnetic separation and flotation;
•	Diagnostic sequence of gravity concentration and flotation; and
•	Mineralogical examination.

The mineralogical study reported the principal sulphide minerals as pyrrhotite with minor pyrite. No reference was made to any deleterious elements in the samples.

The test indicated that 92% gold recovery could be achieved with cyanidation but the presence of pyrrhotite would result in high cyanide consumption.

Mercury amalgamation recovered 63% of the gold (i.e., the free gold). Magnetic separation of the pyrrhotite concentrate from the amalgamation tail recovered an additional 12.5% . The remaining material, when subjected to bulk sulphide flotation, yielded an additional 22% of the gold for a total recovery of 97.5% .

Gravity separation using a Knelson concentrator yielded 62% recovery. Bulk flotation of the gravity tail recovered an additional 28% for a total recovery of 90%.

RPA notes that the grade ranges and sulphide composition of the test samples were representative of the mineralization found at Three Bluffs. RPA further notes that these preliminary tests suggest gold at Three Bluffs can be recovered using conventional methods.

2008 Testing

Mineral processing testwork comprising exploratory gravity concentration, cyanide leaching, and froth flotation studies were undertaken by Process Research Associates under the guidance of RPA. The sample used was a 110 kg composite of drill core samples from the 2007 exploration program with an average estimated grade of 4.3 g/t Au and 7.5%S.

Additional gravity recovery testwork on Three Bluffs mineralization was performed by Knelson Research Technology Centre. An 18 kg sample, taken from a composite of coarse rejects sample material from 2007 drill core samples, was subjected to multi-pass testing utilizing a bench-scale enhanced gravity concentrator. The tests were designed to examine recovery trends for gold and gold-bearing sulphides (CBR Gold, 2009).

The gold recovery results are summarized in the Table 1-1. Based on the composite sample tested it was expected that Three Bluffs mineralization could be processed by various standard beneficiation steps to recover approximately 93% of the gold. The metallurgical test results indicated that a combination of gravity and flotation followed by cyanide leaching of the concentrate is likely the most suitable processing option.

Table 1-1 – Recovery Gold Results

Process	Mass %	Grade (g/t) Au	Gold Recovery %
Gravity Flotation (Locked Cycle)	18	30.5	95.8
Rougher Flotation Only	15	60.5	97.2
Gravity Only	7	47.7	77.9
Cyanide Leaching (72 hours)			94.6

The limited metallurgical testwork conducted to date suggests that the gold can be recovered by conventional means, a combination of gravity and flotation followed by cyanide leaching of the concentrate. In RPA’s opinion, however, additional metallurgical testwork is warranted.

Mineral Resource and Mineral reserve Estimate

Mineral Resources

In April 2013, RPA carried out an updated Mineral Resource estimate for the Three Bluffs Project. This estimate is summarized in the table below. No further drilling has occurred at Three Bluffs since the estimate was prepared.

Table 1-2 – Committee Bay Project 2015 Mineral Resources

Class		Cut off grade	Tonnes	Gold grade	Contained Au
		(g/t Au)	(000 t)	(g/t Au)	(oz)
2015 Resource
Indicated	Open Pit	1.35	3,600,000	4.81	557,000
	Underground	2.50	716,000	5.46	126,000
			4,316,000	4.91	683,000
Inferred	Open Pit	1.35	1,000,000	5.24	169,000
	Underground	2.50	4,520,000	5.48	796,000
			5,520,000	5.43	965,000

Notes:

1.	CIM definitions were followed for Mineral Resources.
2.	Mineral Resources are estimated at cut-off grades of 1.35 g/t Au for open pit and 2.50 g/t Au for underground.
3.	Mineral Resources are estimated using a long-term gold price of US$1,400 per ounce, and a US$/C$ exchange rate 1:1.
4.	Nominal minimum mining widths of five metres (OP) and two metres (UG) were used.
5.	Numbers may not add due to rounding.

RPA has prepared an updated Mineral Resource estimate for the Three Bluffs Project. The estimate was carried out using a block model method constrained by wireframe grade-shell models, with Inverse Distance Cubed (ID3) weighting. Two sets of wireframes and block models were employed: one which contemplated open pit mining and the other, underground mining. A lower set of cut-off criteria were used for the open pit versus the underground to reflect the lower costs that should be incurred by mining from surface. A pit shell was generated from the open pit model and blocks from the open pit model captured within this shell were considered eligible for reporting as open pit resources. The same pit shell was applied to the underground model, except that blocks were included only if they were outside of the shell.

The following a high grade subset of the above statement Mineral Resource at Three Bluffs generated by RPA using a 3.5 g/t Au cut-off.

Table 1-3 - Committee Bay Project 2015 High Grade Subset Mineral Resources

Class		Cut off grade	Tonnes	Gold grade	Contained Au
		(g/t Au)	(000 t)	(g/t Au)	(oz)
2015 High Grade Subset
Indicated	Open Pit	3.50	1,474,300	8.60	407,514
	Underground	3.50	379,000	7.74	94,215
			1,853,300	8.42	501,729
Inferred	Open Pit	3.50	524,400	8.13	137,043
	Underground	3.50	2,830,000	6.98	635,136
			3,354,400	7.16	772,179

Notes:

1.	CIM definitions were followed for Mineral Resources.
2.	Mineral Resources are estimated at cut-off grades of 3.5 g/t Au for open pit and 3.50 g/t Au for underground.
3.	Mineral Resources are estimated using a long-term gold price of US$1,400 per ounce, and a US$/C$ exchange rate 1:1.
4.	Nominal minimum mining widths of five metres (OP) and two metres (UG) were used.
5.	Numbers may not add due to rounding.

The above subset of higher grade mineralized material uses a 3.5 g/t cut-off versus the base case using a 1.35 g/t open pit model cut-off and a 2.5 g/t underground mine model cut-off. The purpose of this disclosure is to give the reader an indication of the magnitude of the reduction in resources tonnage and contained ounces that would result from using a significantly higher cut-off. The alternative cut-off grade of 3.5 g/t Au was selected by the Company’s management to illustrate what it believes to be the required higher grade cut-off in line with comparable mineral projects being developed in Nunavut. Cut-off grades currently used for analogous projects include Open Pit 0.75 – 2.62 g/t Au and Underground 2.79 – 4.70 g/t Au. The figures are drawn from the tables labelled “Effect of Cut-Off on Open Pit Model” and “Effect of Cut-Off on Underground Model” contained in the Technical Report (i.e. Tables 14-10 and 14-11)

Exploration and Production

Auryn will continue to explore the Committee Bay Project under a two pronged approach. It will continue to focus on resource expansion at three bluffs but also are identifying and establishing other deposits across the belt through a regional exploration program. Both programs are designed to be conducted over a number of years taking into account the optimal season in which to perform the required activities.

Regional Exploration Program

The focus of the Regional Exploration Program will be to test a number of near surface targets utilizing the most cost effective drill system available. The exploration program will include 200 to 300 line-km of Induced Polarization ground surveys, a frequency domain magnetic airborne survey, a till sampling program using a bulk cyanide leach assay technique, and drone aerial imagery acquisition at 10 cm resolution across the entire Committee Bay Project area.

The planned exploration program will initially focus on known and newly identified targets including but not limited to the West Plains, Cops/Four-Hills, Inuk, and Raven areas using a track mounted Rotary Air Blast (RAB) rig (see Figure 1). The RAB drilling is intended to expand known mineralized trends along strike as well as to test shear zones in contact with iron-rich stratigraphy to a vertical depth of approximately 75 m.

Follow-up drilling with an RC drill rig is expected to provide representative samples from the zones of mineralization identified with the RAB as well as enable drilling to depths of approximately 200 m.

The exploration program is designed to be completed over several seasons in two phases. The following tables show the budgets for the exploration program. Phase 1 comprises target definition and refinement (Table 1-4), with drilling of these targets in Phase 2 (Table 1-5).

Table 1-4

Proposed Regional Exploration Program Budget – Phase 1

		Cost
		Estimate
Type	Details	($)
Labour	Staff Wages, Technical and Support Contractors	246,000
Assaying	Sampling and Analytical	40,000

Technical Studies /	Framework Study	286,000
Consultants	Digital Inversions of IP data & Mag Interpretations	155,000
	Geophysics (IP survey, aerial survey)	209,500
	Till Sampling	148,000
Land Management	Consultants. Assessment Filing, Lease Payments	394,500
	Claim Surveying	209,500
Community Relations	Community Tours, Outreach	22,500
Information Technology	Remote site communications and IT	14,000
Safety	Equipment, Training and Supplies	2,000
Expediting	Expediting (Rankin Inlet, Baker Lake, Churchill)	49,500
Camp Costs	Equipment, Maintenance, Food, Supplies	167,500
Freight and Transportation	Freight, Travel, Helicopter, Fixed Wing	353,000
Fuel		325,000
General and Administration		22,500
Subtotal		2,644,500
Contingency (10%)		264,450
Total		2,908,950

Table 1-5 Proposed Regional Exploration Program Budget – Phase 2

		Cost
		Estimate
Type	Details	($)
Labour	Staff Wages, Technical and Support Contractors	1,395,000
Drilling	RAB & RC Drilling (40,000 m in 400 holes)	3,373,500
Assaying	Sampling and Analytical	1,126,500
Community Relations	Community Tours, Outreach	52,500
Information Technology	Remote site communications and IT	32,500
Safety	Equipment, Training and Supplies	4,500
Expediting	Expediting (Rankin Inlet, Baker Lake, Churchill)	115,500
Camp Costs	Equipment, Maintenance, Food, Supplies	391,000
Freight and Transportation	Fright, Travel, Helicopter, Fixed Wing	823,500
Fuel		2,070,500
General and Administration		133,500
Subtotal		9,518,500
Contingency (10%)		951,850

Total		10,470,350

Three Bluffs Resource Expansion Program

The Three Bluffs deposit is open along strike and at depth and warrants follow-up drilling for resource expansion. The primary targets for exploration are zones of higher resistivity (identified in the 2010 Quantec Titan IP survey) where they are spatially coincident with highly magnetic units identified in both ground and aerial magnetic geophysical surveys. These targets are thought to represent silica flooding into Banded Iron Formations as is observed within drill core within the Three Bluffs deposit. During the next exploration phase at Three Bluffs, the Company plans to drill approximately 20,000 m at a nominal drill hole spacing of 120 m lateral by 100 m vertical to at least 700 m below surface to demonstrate continuity of the mineralization to depth and increase the current resource.

RPA concurs with this opinion and recommends that exploration work continue to expand and confirm Mineral Resources. A budget has been prepared by the Company for diamond drilling (Table 1-6), most of which will be carried out on the Three Bluffs deposit.

Table 1-6 - Three Bluffs Expansion Program Budget

Type	Details	Cost Estimate
		($)
Labour	Staff Wages, Technical and Support Contractors	1,710,500
Drilling	Diamond Drilling (20,000 m in 40 holes)	4,544,000
Assaying	Sampling and Analytical	282,500
Technical Studies /	Resource Modelling	90,000
Consultants	Environmental (Consultants and Supplies)	72,000
	Engineering (General Studies)	70,000
Information Technology	Remote site communications and IT	101,500
Safety	Equipment, Training and Supplies	37,500
Expediting	Expediting (Rankin Inlet, Baker Lake, Churchill)	92,500
Camp Costs	Equipment, Maintenance, Food, Supplies	1,081,500
Freight and Transportation	Fright, Travel, Helicopter, Fixed Wing	4,484,500
Fuel		514,000
General and Administration		33,000
Sub-total		13,113,500
Contingency (10%)		1,311,350
Total		14,424,850

DESCRIPTION OF CAPITAL STRUCTURE

Common Shares

Auryn’s authorized capital consists of an unlimited number of common shares without par value. The Company is also authorized to issue an unlimited number of preferred shares. There were no preferred shares issued and outstanding as at the date of this AIF.

As at the date of this AIF, there were 49,124,979 Common Share issued and outstanding. There are no special rights or restrictions of any nature attached to the Common Shares. The following is a summary of the material provisions that attach to the Common Shares:

•	Each Common Share entitles the holder to one vote at all meetings of Auryn’s shareholders;

•	The holders of Common Shares are entitled to receive during each year, as and when declared by the Board of Directors, dividends payable in money, property or by the issue of fully-paid Common Shares;
•

If Auryn is dissolved, wound-up, whether voluntary or involuntary, or there is a distribution of Auryn’s assets among shareholders for the purpose of winding-up its affairs, the holders of Common Shares are entitled to receive Auryn’s remaining property; and

•	There are no constraints imposed on the ownership of the Common Shares.

Preferred Shares

There were no preferred shares issued and outstanding as at the date of this AIF. The preferred shares would have certain privileges, restrictions and conditions. Preferred shares may be issued in one or more series and the directors may from time to time fix the number and designation and create special rights and restrictions.

Stock Options

Auryn maintains a Rolling Stock Option Plan (the “Option Plan”) providing for the issuance of stock options not to exceed 10% of the issued and outstanding Common Shares (on an as-converted basis) at the time of the grant. Auryn may grant stock options from time to time to its directors, officers, employees and other service providers. The stock options vest as to 25% on the date of the grant and 12.5% every three months thereafter for a total vesting period of 18 months.

As at the date of this AIF, the following stock options were outstanding under the Option Plan:

Number of Options	Exercise Price	Expiry Date
50,000	$1.50	February 3, 2019
1,300,000	$0.51	February 17, 2019
1,253,750	$1.30	August 17, 2020

Share Purchase Warrants

In connection with a non-brokered private placement that closed on September 16, 2015, Auryn issued 4,835,000 share purchase warrants (“Warrants”). Each purchase warrant is exercisable into a common share of the Company at a price of $1.70 per share for a period of 24 months from September 16, 2015. In the event that the Common Shares trade at a closing price on the TSXV of equal or greater than $2.40 per share for a period of 20 consecutive trading days at any time after four months after the closing date, the Company may accelerate the expiry date of the Warrants by giving notice to the holders thereof and in such case the Warrants will expire on the 30th day after the date on which such notice is given by the Company.

As at the date of this AIF, the following Warrants were outstanding:

Number of Warrants	Exercise Price	Expiry Date
4,835,000	$1.70	September 16, 2017

MARKET FOR SECURITIES

Trading Price and Volume

The Common Shares are listed and posted for trading on the TSXV since October 17, 2008. Prior to the completion of Auryn’s Qualifying Transaction on February 23, 2011 the Common Shares traded on the TSXV under symbol “GET.P”. Upon completion of the Qualifying Transaction, Auryn changed its trading symbol to “GET”. On October 11, 2013, Auryn changed its name to Auryn Resources Inc. and began trading under the ticker symbol “AUG” on October 15, 2013. As of May 22, 2015, the Common Shares are quoted on the OTCQX under the symbol “GGTCF”.

The following table sets out the high and low sale prices and the aggregate volume of trading of the Common Shares on the TSXV for the months indicated.

	High	Low	Volume
Date	($)	($)	(no. of Common
			Shares)
March 2016	1.68	1.36	2,500,002
February 2016	1.55	1.20	4,164,211
January 2016	1.27	1.01	934,523
December 2015	1.15	0.95	914,205
November 2015	1.15	0.94	518,567
October 2015	1.34	1.02	884,844
September 2015	1.25	1.06	388,468
August 2015	1.40	1.15	386,661
July 2015	1.54	1.16	450,219
June 2015	1.65	1.40	467,455

Prior Sales

In the financial year ended December 31, 2015 and up until the date of this AIF, Auryn issued the following securities that were not listed or quoted on a stock exchange:

Date of Issuance	Number of Securities Issued	Issue/Exercise Price
August 17, 2015	1,280,000 Stock Options	$1.30
September 25, 2015	20,000 Stock Options	$0.70
September 25, 2015	140,000 Stock Options	$1.50
September 25, 2015	110,000 Stock Options	$1.00
September 25, 2015	50,000 Stock Options	$2.50
September 25, 2015	10,000 Stock Options	$8.50
September 25, 2015	520,000 Stock Options	$4.70
September 16, 2015	4,835,000 Common Share Purchase Warrants	$1.70

DIRECTORS AND EXECUTIVE OFFICERS

Name, Occupation and Security Holding

The following table sets out the names, province or state and country of residence, positions with or offices held with Auryn, and principal occupation for the past five years of each of Auryn’s directors and executive officers, as well as the period during which each has been a director of Auryn.

The term of office of each director of Auryn expires at the annual general meeting of shareholders each year.

Name, Position and Province/State and Country of Residence (1)	Principal Occupation During the Past Five Years(1)	Director Since (2)
SHAWN WALLACE President, CEO & Director British Columbia, Canada	President & CEO & Director of Auryn; Director of Asanko Gold Inc. (“Asanko”); Director of Stratton Resources Inc. (“Stratton”); Past Director of Full Metal Minerals Inc.;	May 7, 2013
IVAN BEBEK(3) Executive Chairman & Director British Columbia, Canada	Executive Chairman & Director of Auryn; Director of Stratton Resources Inc.; Past Chief Executive Officer, Chief Financial Officer, President & Director of Cayden Resources Inc.;	Novem ber 2, 2009
STEVE COOK(3) Director British Columbia, Canada

Director of Auryn; Practicing tax partner at law firm of Thorsteinssons LLP; Director of Stratton; Past Director of Cayden, Past Director of Brett Resources Ltd.; Past Director of Skeena Resources Ltd.; Director of SnipGold Corp;

October 28, 2013
GORDON J FRETWELL(3) Director British Columbia, Canada

Director of Auryn; Solicitor of Gordon J. Fretwell Law Corporation; Director of Northern Dynasty; Director of Asanko Gold Inc.; Director of Quartz Mountain Resources; Director of Lignol Energy Corporation; Director of Coro Mining Corp.

October 28, 2013
KEITH MINTY Director Ontario, Canada	Director of Auryn; Director of Callinex Mines Inc.; Director of Hunter Bay Minerals Plc.; Past Director of Asanko Gold Inc.; Past Director of Oremex Silver Inc.	October 28, 2013
DANIEL MCCOY Director Nevada, USA	Director of Auryn; Past Director & Chief Exploration Geologist at Cayden Resources Inc.; Past President, Chief Executive Officer, Chief Geologist & Director of Asanko.	February 26, 2015

Name, Position and Province/State and Country of Residence (1)	Principal Occupation During the Past Five Years(1)	Director Since (2)
ANTONIO ARRIBAS Director Michigan, USA	Adjunct Professor at the University of Michigan; Adjunct Professor at James Cook University in Townsville, Australia; Past Vice President Geoscience at BHP Billiton Minerals Exploration; Past Senior Manager Geosciences at Newmont Mining Corp.	August 17, 2015
PETER REES Chief Financial Officer, Corporate Secretary British Columbia, Canada	Chief Financial Officer and Corporate Secretary of Auryn; Chief Financial Officer & Corporate Secretary of Stratton Resources Inc.; Past Chief Financial Officer of Cayden Resources; Past Corporate Controller & VP Finance of Asanko Gold Inc.; Past Audit Manager at Deloitte and Touche LLP	N/A
MICHAEL HENRICHSEN Chief Operating Officer British Columbia, Canada	Chief Operating Officer and structural geologist of Auryn; Past structural geologist at Newmont Mining Corp.	N/A

Notes:

(1)	The information as to province of residence and principal occupation, is not within the knowledge of Auryn, and has been individually provided by the respective directors and officers.
(2)

Apart from Antonio Arribas who was added to the Board in August 2015, each of Auryn’s directors was elected by Auryn’s shareholders at an annual general meeting held on April 9, 2015 to serve until the next annual general meeting of shareholders or until a successor is elected or appointed. Auryn’s officers serve at the determination of Auryn’s Board.

(3)	Member of the Audit Committee.

As at the date of this AIF, Auryn’s directors and executive officers as a group, beneficially owned, directly and indirectly, or exercised control or direction over, a total of 8,222,156 Common Shares, being approximately 16.74% of Auryn’s issued and outstanding Common Shares.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Other than as described below, as at the date of this AIF or within the last 10 years before the date of this AIF, no director or executive officer of Auryn was a director, chief executive officer or chief financial officer of any company (including Auryn), that:

(a)

was subject to a cease trade or similar order or an order denying the relevant company access to any exemptions under securities legislation, that was in effect for a period of more than 30 consecutive days; or

(b)

was subject to a cease trade or similar order or an order denying the relevant company access to any exemptions under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the director, chief executive officer or chief financial officer ceased to be a director, chief executive officer or chief financial officer, and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Other than as described below, no director or executive officer of Auryn, or a shareholder holding a sufficient number of securities of Auryn to affect materially the control of Auryn,

(a)

is, at the date of this AIF, or has been within the 10 years before the date of this AIF, a director or executive officer of any company (including Auryn) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

(b)

has, within the 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder; or

(c)	has been subject to:

1)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

2)	any other penalties or sanctions imposed by a court or a regulatory body that would likely be considered important to a reasonable securityholder in making an investment decision.

Gordon Fretwell was a director of Pine Valley Mining Company from August 2003 until his resignation in 2007. Pine Valley Mining Company became subject to an order under the Companies’ Creditor Assistance Act (British Columbia) in 2008, the year following Mr. Fretwell’s resignation. Mr. Fretwell is also a director of Lingol Energy Corp., which was placed into receivership in September 2014.

Conflicts of Interest

Directors and officers of Auryn are also directors, officers and/or promoters of other reporting and non-reporting issuers which raises the possibility of future conflicts in connection with property opportunities which they may become aware of and have a duty to disclose to more than the issuer on whose board they serve. This type of conflict is common in the junior resource exploration industry and is not considered an unusual risk. Conflicts, if any, will be subject to the procedures and remedies provided under the BCBCA.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

To the best knowledge of Auryn’s management, there are no legal proceedings involving Auryn or its properties as of the date of this AIF and Auryn knows of no such proceedings currently contemplated.

No penalties or sanctions have been imposed against Auryn by a court relating to securities legislation or by a securities regulatory authority during Auryn’s financial year, no penalties or sanctions have been imposed by a court or regulatory body against Auryn that would likely be considered important to a reasonable investor in making an investment decision and no settlement agreements have been entered into by Auryn before a court relating to securities legislation or with a securities regulatory authority during the financial year.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

To the knowledge of the directors and executive officers of Auryn, no persons or corporations beneficially owned, directly or indirectly, or exercised control or direction over Common Shares carrying more than 10% of the voting rights attached to all outstanding Common Shares as at the date of this AIF.

TRANSFER AGENT AND REGISTRAR

Auryn’s registrar and transfer agent for its Common Shares is Computershare Investor Services Inc., 510 Burrard Street, 3rd Floor, Vancouver, BC, V6C 3B9.

AUDITOR

Deloitte LLP, Chartered Accountants, 2800 – 1055 Dunsmuir St., Vancouver, BC, V7X 1P4, is the current auditor of Auryn. Deloitte LLP has been the auditor of Auryn since October 28, 2015.

MATERIAL CONTRACTS

Auryn’s only material contract as of the date of this AIF is the Arrangement Agreement dated August 13, 2015 between Auryn and North Country, pursuant to which the Company acquired North Country, as more particularly described under “General Development of the Business – Three Year History – Acquisition of North Country Gold Corp.”

INTERESTS OF EXPERTS

Michael Henrichsen P. Geo., Chief Operating Offering of the Company is the Qualified Person that has reviewed and approved the written technical disclosure within this AIF.

Mr. David W. Rennie, P.Eng. and Mr. Barry McDonough, P.Geo., both of Roscoe Postle Associates Inc., are persons:

•

who are named in a report described in a filing, or referred to in a filing, made under National Instrument 51-102 Continuous Disclosure Obligations by the Company during, or relating to, the Company’s most recently completed financial year; and

•	whose profession or business gives authority to the report made by each of them.

To Auryn’s knowledge, neither of these person holds, directly or indirectly, more than 1% of Auryn’s issued and outstanding Common Shares. Based on information provided by the experts, other than as disclosed in this AIF, none of the experts named above, when or after they prepared the statement, report or valuation, has received any registered or beneficial interests, direct or indirect, in any securities or other property of Auryn or of one of Auryn’s associates or affiliates or is or is expected to be elected, appointed or employed as a director, officer or employee of Auryn or of any associate or affiliate of Auryn.

Deloitte LLP, Chartered Accountants, of Vancouver, British Columbia, has prepared the Auditor’s Report with respect to the consolidated financial statements of Auryn for the financial year ended December 31, 2015. Deloitte has advised that it independent of the Company within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of British Columbia.

Hay & Watson, Chartered Accountants, of Vancouver, British Columbia, Auryn’s former auditor, has prepared the Auditor’s Report with respect to the consolidated financial statements of Auryn for the financial years ended June 30, 2015. Hay & Watson has advised that it independent of the Company within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of British Columbia.

ADDITIONAL INFORMATION

Additional information relating to Auryn, including directors’ and officers’ remuneration and indebtedness, principal holders of Auryn’s securities, and securities authorized for issuance under equity compensation plans, is contained in annual financial statements, management’s discussion and analysis, proxy circulars and interim financial statements of the Company, available under the Company’s profile on SEDAR at www.sedar.com.